Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 17 MARCH 2008, IT PURCHASED FROM DEUTSCHE BANK AG 300,000 SHARES AT AN AVERAGE PRICE OF 275.05 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 31,760,568 TREASURY SHARES IN TREASURY AND HAS 599,956,629 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

BUYBACK

Ladbrokes PLC

RECEIVED
2008 MAR 28 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 13 MARCH 2008, IT PURCHASED FROM DEUTSCHE BANK AG 259,076 SHARES AT AN AVERAGE PRICE OF 288.21 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 31,193,031 TREASURY SHARES IN TREASURY AND HAS 600,523,895 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 10 MARCH 2008, IT PURCHASED FROM DEUTSCHE BANK AG 169,279 SHARES AT AN AVERAGE PRICE OF 295.26 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 30,511,762 TREASURY SHARES IN TREASURY AND HAS 601,205,164 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2008 MAR 28 A 7:33
FICE OF INTERNATIONAL CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 7 MARCH 2008, IT PURCHASED FROM UBS LIMITED 158,388 SHARES AT AN AVERAGE PRICE OF 296.4911 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 30,025,707 TREASURY SHARES IN TREASURY AND HAS 601,691,219 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2008 MAR 28 A 7:33
FICE OF INTERNATIONAL CORPORATE FINANCE

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 29 FEBRUARY 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,710,524 ORDINARY SHARES OF 28 1/3P ('SHARES'). 30,184,095 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 601,526,429. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	24	13	2,146
JOHN O'REILLY	24	13	2,146
PDMRs			
MIKE O'KANE	24	13	2,146
MICHAEL NOBLE	24	13	2,146
RICHARD AMES	24	13	376
BRYAN TAKER	25	12	229

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MARCH 2008 AT 307.00P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY SIR IAN ROBINSON (CHAIRMAN OF THE COMPANY) THAT HE HAS TODAY PURCHASED 15,537 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 299P PER SHARE.

FOLLOWING THE PURCHASE, SIR IAN ROBINSON IS BENEFICIALLY INTERESTED IN 50,000 SHARES.

robinsonshares030308

DIRECTORS' SHARE INTERESTS

- LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 29 FEBRUARY 2008:

  - AWARDS OF ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") WERE MADE UNDER THE COMPANY'S EXECUTIVE DEFERRED BONUS PLAN ("EDBP") AS PART OF THE BONUSES DUE IN RESPECT OF THE 2007 FINANCIAL YEAR AS FOLLOWS:

NAME	NO. OF SHARES AWARDED	VESTING DATE
EXECUTIVE DIRECTORS		
C BELL	87,625	28 FEBRUARY 2011
J O'REILLY	35,332	28 FEBRUARY 2011
A S ROSS	27,780	28 FEBRUARY 2011
B G WALLACE	61,965	28 FEBRUARY 2011
PDMRs		
M J NOBLE	12,567	28 FEBRUARY 2010
R AMES	7,052	28 FEBRUARY 2010
R AMES	8,322	28 FEBRUARY 2011
M P O'KANE	5,876	28 FEBRUARY 2010
B S TAKER	35,616	28 FEBRUARY 2011

- SHARES AWARDED UNDER THE EDBP IN 2006 AS PART OF THE BONUSES DUE IN RESPECT OF THE 2005 FINANCIAL YEAR VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED
EXECUTIVE DIRECTORS	
C BELL	9,646
J P O'REILLY	7,389
PDMRs	
M J NOBLE	3,664
M P O'KANE	897

SHARES WERE SOLD AT 306.75P PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
EXECUTIVE DIRECTORS	
C BELL	3,969
J P O'REILLY	3,041
PDMRs	
M J NOBLE	1,509
M P O'KANE	375

- CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF SHARES WERE GRANTED UNDER THE COMPANY'S PERFORMANCE SHARE PLAN ("PSP") BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2010 AS FOLLOWS:

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
EXECUTIVE DIRECTORS	
C BELL	282,476
J P O'REILLY	242,053
A S ROSS	133,540
B G WALLACE	239,342
PDMRs	
R AMES	94,739
M J NOBLE	38,839
B S TAKER	128,397

- CONDITIONAL RIGHTS OVER SHARES GRANTED UNDER THE PSP IN 2005 BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDED 31 DECEMBER 2007 VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED	NO. OF SHARES OVER WHICH RIGHTS HAVE LAPSED
EXECUTIVE DIRECTORS		
C BELL	124,907	53,531
J P O'REILLY	62,453	26,766
A S ROSS	57,726	24,740

SHARES WERE SOLD AT 306.50P PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
EXECUTIVE DIRECTORS	
C BELL	51,392
J P O'REILLY	25,696
A S ROSS	23,751

- FOLLOWING THESE TRANSACTIONS:
  - MR BELL IS BENEFICIALLY INTERESTED IN 314,008 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 122,337 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 721,965 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR O'REILLY IS BENEFICIALLY INTERESTED IN 140,966 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 56,617 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 526,387 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR ROSS IS BENEFICIALLY INTERESTED IN 135,221 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 41,615 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 341,298 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR WALLACE HAS A TOTAL INTEREST UNDER THE EDBP IN 61,965 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 447,247 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR NOBLE IS BENEFICIALLY INTERESTED IN 15,130 SHARES, HAS A TOTAL INTEREST UNDER THE EDBP IN 17,752 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 111,492 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR O'KANE IS BENEFICIALLY INTERESTED IN 25,422 SHARES AND HAS A TOTAL INTEREST UNDER THE EDBP IN 13,635 SHARES.
  - MR TAKER HAS A TOTAL INTEREST UNDER THE EDBP IN 44,484 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 328,165 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
  - MR AMES HAS A TOTAL INTEREST UNDER THE EDBP IN 15,374 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 145,216 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.

END